Exhibit 4. Organizational structure.

☒ Exhibit 4 is attached to and made a part of this Form NRSRO.

The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly, by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.

SPGI's operations consist of four segments, described below.

S&P Global Ratings

The S&P Global Ratings segment is comprised of independent providers of credit ratings, research and analytics to investors, issuers and other market participants. This includes the NRSRO and certain other ratings-related businesses.

S&P Global Market Intelligence

S&P Global Market Intelligence's portfolio of capabilities are designed to help investment professionals, government agencies, corporations and universities track performance, generate alpha, identify investment ideas, understand competitive and industry dynamics, perform evaluations and assess credit risk.

S&P Dow Jones Indices

S&P Dow Jones Indices is a global index provider maintaining a wide variety of indices to meet an array of investor needs. S&P Dow Jones Indices' mission is to provide transparent benchmarks to help with decision making, collaborate with the financial community to create innovative products, and provide investors with tools to monitor world markets.

S&P Global Platts

S&P Global Platts is the leading independent provider of information and benchmark prices for the commodity and energy markets. Platts provides essential price data, analytics, and industry insight enabling the commodity and energy markets to perform with greater transparency and efficiency.

S&P Global Inc.
List of Subsidiaries
January 5, 2021

Listed below are the subsidiaries of S&P Global Inc. ("SPGI"), except certain inactive subsidiaries and certain other SPGI subsidiaries which are not included in the listing because considered in the aggregate they do not constitute a significant subsidiary of SPGI as of the date this list was compiled.

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
451 Research, LLC	Delaware, United States	100.00
Asia Index Private Limited	India	36.50
Bentek Energy LLC	Colorado, United States	100.00
BRC Investor Services S.A. Sociedad Calificadora de Valores	Colombia	100.00
Coalition Development Limited	United Kingdom	67.13
Coalition Development Singapore Pte. Ltd.	Singapore	67.13
Commodity Flow Limited	United Kingdom	100.00
Crisil Irevna Argentina S.A.	Argentina	67.13
CRISIL Irevna Australia Pty Ltd	Australia	67.13
CRISIL Irevna Information Technology (Hangzhou) Company Ltd.	China	67.13
CRISIL Irevna Sp z o.o.	Poland	67.13
CRISIL Irevna UK Limited	United Kingdom	67.13
CRISIL Irevna US LLC	Delaware, United States	67.13
CRISIL Limited	India	67.13
CRISIL Ratings Limited	India	67.13
CRISIL Risk and Infrastructure Solutions, Ltd.	India	67.13
Demeter Reports Limited	United Kingdom	100.00
DJI OpCo, LLC	Delaware, United States	73.00
Greenwich Associates Canada, ULC	Canada	67.13
Greenwich Associates International, LLC	Connecticut, United States	67.13
Greenwich Associates Japan K.K.	Japan	67.13
Greenwich Associates LLC	Delaware, United States	67.13
Greenwich Associates Singapore Pte. Ltd.	Singapore	67.13
Greenwich Associates UK (Holdings) Limited	United Kingdom	67.13
Greenwich Associates UK Limited	United Kingdom	67.13
Grupo SPGI Mexico, S. de R.L. de C.V.	Mexico	100.00
Grupo Standard & Poor's S. de R.L. de C.V.	Mexico	100.00
Kensho Technologies, LLC	Delaware, United States	100.00
Panjiva, Inc.	Delaware, United States	100.00
Petroleum Industry Research Associates, Inc.	New York, United States	100.00
Platts (U.K.) Limited	United Kingdom	100.00
Platts Benchmarks B.V.	Netherlands	100.00
Platts Information Consulting (Shanghai) Co., Ltd	China	100.00
Pragmatix Services Private Limited	India	67.13
S&P Argentina LLC	Delaware, United States	100.00
S&P Capital IQ (India) Private Limited	India	100.00

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P DJI Beijing Holdings LLC	Delaware, United States	73.00
S&P DJI Netherlands B.V.	Netherlands	73.00
S&P Dow Jones Indices LLC	Delaware, United States	73.00
S&P Global Asia Pacific LLC	Delaware, United States	100.00
S&P Global Asian Holdings Pte. Limited	Singapore	100.00
S&P Global Australia Pty Ltd	Australia	100.00
S&P Global Belgium SPRL	Belgium	100.00
S&P Global Canada Corp.	Canada	100.00
S&P Global Commodities UK Limited	United Kingdom	100.00
S&P Global European Holdings Luxembourg S.a.r.l.	Luxembourg	100.00
S&P Global Finance Luxembourg S.a.r.l	Luxembourg	100.00
S&P Global France SAS	France	100.00
S&P Global Germany GmbH	Germany	100.00
S&P Global Holdings LLC	Delaware, United States	100.00
S&P Global Holdings Luxembourg S.a.r.l.	Luxembourg	100.00
S&P Global Holdings UK Limited	United Kingdom	100.00
S&P Global Index Information Services (Beijing) Co., Ltd	China	73.00
S&P Global Indices UK Limited	United Kingdom	73.00
S&P Global Informacoes do Brasil Ltda.	Brazil	100.00
S&P Global International LLC	Delaware, United States	100.00
S&P Global Italy S.r.l	Italy	100.00
S&P Global Korea Inc.	Korea, Republic of	100.00
S&P Global Limited	United Kingdom	100.00
S&P Global Market Intelligence (DIFC) Limited	United Arab Emirates	100.00
S&P Global Market Intelligence Argentina SRL	Argentina	98.93
S&P Global Market Intelligence Inc.	Delaware, United States	100.00
S&P Global Market Intelligence LLC	Delaware, United States	100.00
S&P Global MI Information Services (Beijing) Co., Ltd.	China	100.00
S&P Global Netherlands B.V.	Netherlands	100.00
S&P Global Pakistan (Private) Limited	Pakistan	99.85
S&P Global Philippines Inc.	Philippines	100.00
S&P Global Ratings Argentina S.r.l., Agente de Calificacion de Riesgo	Argentina	100.00
S&P Global Ratings Australia Pty Ltd	Australia	100.00
S&P Global Ratings Europe Limited	Ireland	100.00
S&P Global Ratings Hong Kong Limited	Hong Kong	100.00
S&P Global Ratings Japan Inc.	Japan	100.00
S&P Global Ratings Maalot Ltd.	Israel	100.00
S&P Global Ratings Management Service (Shanghai) Co., Ltd.	China	100.00
S&P Global Ratings, S.A. de C.V.	Mexico	100.00
S&P Global Ratings Singapore Pte. Ltd.	Singapore	100.00
S&P Global Ratings UK Limited	United Kingdom	100.00
S&P Global SF Japan Inc.	Japan	100.00
S&P Global Sweden AB	Sweden	100.00
S&P Global Switzerland SA	Switzerland	100.00
S&P Global Technology Resources (India) LLP	India	100.00

Subsidiaries	State or Jurisdiction of Incorporation	Percentage of Voting Securities Owned
S&P Global UK Limited	United Kingdom	100.00
S&P Global Ventures Inc.	Delaware, United States	100.00
S&P India LLC	Delaware, United States	100.00
S&P OpCo, LLC	Delaware, United States	73.00
S&P Ratings (China) Co. Ltd.	China	100.00
S&P Trucost Limited	United Kingdom	100.00
Shanghai Panjiva Business Consulting Co. Ltd.	China	100.00
SNL Financial Australia Pty Ltd	Australia	100.00
SNL Financial Limited	United Kingdom	100.00
SNL Financial ULC	Canada	100.00
SP Global Financial Iberia, S.L., Unipersonal	Spain	100.00
SPDJ Singapore Pte. Ltd	Singapore	73.00
SPDJI Holdings, LLC	Delaware, United States	100.00
Standard & Poor's Enterprises, LLC	Delaware, United States	100.00
Standard & Poor's Financial Services LLC	Delaware, United States	100.00
Standard & Poor's International Enterprises, LLC	Delaware, United States	100.00
Standard & Poor's International Services LLC	Delaware, United States	100.00
Standard & Poor's International, LLC	Delaware, United States	100.00
Standard & Poor's Ratings do Brasil Ltda	Brazil	100.00
Standard & Poor's South Asia Services Private Limited	India	100.00
Standard & Poor's, LLC	Delaware, United States	100.00
Taiwan Ratings Corporation	Taiwan	51.00
TRIS Corporation Limited	Thailand	5.00
TRIS Rating Co. Ltd.[1]	Thailand	51.55
Visallo, LLC	Delaware, United States	100.00

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[1] This 51.55% interest reflects the total economic interest held by S&P Global Inc. in TRIS Ratings Co. Ltd. S&P Global Inc. does not have voting control of either TRIS Corporation Limited or TRIS Rating Co. Ltd.

S&P Global Ratings Managerial Structure



President

- Global Head, Ratings Services
  - Global Head, Practices
    - Lead Analytical Managers – Corporates & Infrastructure
    - Lead Analytical Managers – Financial Services & Governments
    - Global Practice Leader – Structured Finance
    - Head of Innovation, Ratings
    - Global Head of Analytical Excellence & Research – Corporate Ratings
  - MD – Chief Economist
  - Global Head of Research
  - Global Head of Methodologies
- Chief Commercial Officer
  - Regional Heads
  - Sales Heads
  - MD – Business Transaction & Product Management
  - MD – Strategic Marketing
  - MD – Market Outreach
  - Global Head of Sustainable Finance Business & Innovation
- Global Chief Risk & Compliance Officer
  - DCO – Ratings / CCO – Americas
  - CCO – EMEA & India
  - CCO – APAC
  - Global Head of Regulatory Coordination
  - Global Head of Exams & Testing [5]
  - Chief Matrix Officer
  - Global Head of Analytic Quality & Validation [4]
  - MD – Internal Controls & Operations
- Chief Operating Officer
- Ratings Chief Technology Officer
- Chief Financial Officer & Head of Ratings Strategy [1]
  - SVP of People [1]
  - MD, CEO – CRISIL [3]

EVP Chief Risk Officer, S&P Global [2]

Communications **

Chief Legal Officer **

*   Support functions reporting directly to S&P Global
1   Support functions reporting jointly to S&P Global Ratings President and respective S&P Global functional leads
2   Support function reporting directly to the S&P Global Chief Executive Officer
3   For administrative purposes only. CRISIL is not a part of the NRSRO
4   The Global Head of Analytic Risk role has been retitled the Global Head of Analytic Quality & Validation. The Ratings Validation and Ratings Risk Review functions report to the Global Head of Analytic Quality & Validation.
5   Global Head Control / Surveillance now reports into the Global Head of Exams & Testing

S&P Global Ratings

S&P Global Ratings Business Units



*   Support functions reporting directly to S&P Global.
1   Support functions reporting jointly to S&P Global Ratings President and respective S&P Global functional leads.
2   Support function reporting directly to the S&P Global Chief Executive Officer
3   The Ratings Risk Review function reports into Compliance & Risk
4   Human Resources has been renamed People Team

S&P Global Ratings

S&P Global Ratings (formerly named Standard & Poor's Ratings Services) - Organizational Chart for NRSRO and ultimate and sub-holding companies, subsidiaries and material affiliates. The NRSRO, S&P Global Ratings, is comprised of the credit ratings business (i) within Standard & Poor's Financial Services LLC, a Delaware limited liability company wholly-owned by S&P Global Inc. ("SPGI"), and (ii) operated by various other subsidiaries that are wholly-owned, directly or indirectly by SPGI, with the exception of Taiwan Ratings Corp., which is majority-owned, indirectly, by S&P Global Inc.



[1] Aggregate ownership of CRISIL Limited by S&P Global Inc. subsidiaries is 67.13%.

[2] The following entities also hold an ownership interest in BRC Investor Services, S.A.: Standard & Poor's LLC (1.98%), Standard & Poor's International Services LLC (1.98%), and S&P Global International LLC (1.01%).

[3] Holding company

[4] Also held 0.00001% by S&P Global Asian Holdings Pte. Limited.

[5] S&P Global Ratings Europe Limited operates branches in various locations, and like other NRSRO entities, may open additional branches from time to time.

[6] Grupo Standard & Poor's S de RL de C.V. is also owned 1% by Standard & Poor's International, LLC.

[7] Held 0.01% by S&P India LLC and 99.99% by S&P Global Inc.